RECEIVED

2007 JUL 10 A 8:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

2nd July 2007

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

SUPPL

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  June 22nd, 25th, 25th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Sarah Anderson
Deputy Company Secretary

07025027

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

Encs.

dw 7/10

From:	William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent:	22 June 2007 09:16
To:	Helen Grantham
Subject:	Hemscott News Alert - William Hill PLC

William Hill PLC - Reduction of Capital

RNS Number:8427Y
William Hill PLC
22 June 2007

WILLIAM HILL PLC

REDUCTION OF CAPITAL

William Hill PLC (the Company) announces that, on 20 June 2007, the High Court of Justice confirmed the reduction of the share premium account of the Company by £311,277,889.

The Order of the Court was registered by the Registrar of Companies on 20 June 2007 and the reduction of capital is therefore effective.

Enquiries:

Sarah Anderson	Deputy Company Secretary 0208 918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

END
STRGCGDLXBDGGRD

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 25 June 2007 07:18
To: Helen Grantham
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Directorate Change

RNS Number:9121Y
William Hill PLC
25 June 2007

25th June 2007

WILLIAM HILL PLC

Chief Executive to stand down

William Hill ('the Company') PLC today announces that David Harding, Chief Executive, is to stand down by the end of 2007. The Board has put in place a process to appoint his successor.

David Harding said: 'Having spent seven years helping to build the Company into the UK's leading bookmaker, the time is right to move on and I am looking forward to a new challenge.'

Charles Scott, Chairman, said: 'David joined as Chief Executive in 2000 during which time he has made a tremendous contribution to building William Hill as a public company. The Board accepted his decision to step down with regret and will continue to work closely with him during the transition phase. The Company is in good health and given the depth of management talent, the Board has every confidence that William Hill will continue its strong performance as we search for David's successor.'

Enquiries:

David Harding, Chief Executive	020 8918 3910
James Bradley/ Deborah Spencer, Brunswick	020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 25 June 2007 17:19
To: Helen Grantham
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:9876Y
William Hill PLC
25 June 2007

25 June 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 25 June 2007, 131 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is £4.60..

Following the above transfer of shares out of treasury, the Company has a total of 353,029,821 ordinary shares in issue, in addition 8,601,432 ordinary shares are held in treasury.

Enquiries:

Sarah Anderson — Deputy Company Secretary
020 8918 3723

END
STRILFLDRVIEFID

voestalpine AG

SUPPL

A D H O C – M I T T E I LU N G am 2. Juli 2007

voestalpine bekräftigt: Keine Angebotserhöhung für Böhler-Uddeholm Aktien

Die voestalpine AG bekräftigt ihre bereits früher veröffentlichte Aussage, den Angebotspreis für Aktien der Böhler-Uddeholm AG nicht zu erhöhen. Um möglichen Spekulationen vorzubeugen wird darüber hinaus auf Anregung der Übernahmekommission klargestellt, dass dies nicht nur für die Nachfrist des Angebotes bis 6. September 2007 gilt, sondern darüber hinaus auch für die neunmonatige Frist, innerhalb der eine Nachbesserung auch zu einer Nachzahlung an alle Böhler-Uddeholm Aktionäre, die das Angebot angenommen haben, führen würde. Im Ergebnis bedeutet das, dass seitens voestalpine AG im Sinne einer Selbstverpflichtung bekräftigt wird, jedenfalls bis zum 6. Juni 2008, das ist der für eine Nachzahlung im Sinne des Übernahmegesetzes relevante Zeitraum, keine Angebotserhöhung vorzunehmen.

Weitere Details zur Veröffentlichung finden Sie auf der Website www.voestalpine.com bzw. steht Ihnen die Investor Relations-Abteilung der voestalpine AG unter +43/50304/15-9949 für Fragen zur Verfügung.

voestalpine confirms no increase of bid price for Böhler-Uddeholm

voestalpine AG confirms its previously published statement that it will not increase the bid price for shares of Böhler-Uddeholm AG. In order to avoid any speculations voestalpine AG furthermore confirms at the suggestion of the Takeover Commission, that it shall not only refrain from increasing the bid price until the end of the sell-out period on 6 September 2007, but also during the nine-month period within which an increased bid price would require additional payments to be made to all Böhler-Uddeholm shareholders who have accepted the offer. In practice, this means that voestalpine AG confirms by means of a self-commitment declaration that there will be no bid price increase, at any rate not until 6 June 2008 which is the period of time that is relevant for an additional payment within the meaning of the Takeover Act.

Further details as to the publication is available on www.voestalpine.com or please contact the Investor Relations Team of voestalpine AG under +43/50304/15-9949 for any further details.

END

voestalpine
EINEN SCHRITT VORAUS